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April 16, 2009 VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS Jeffrey P. Riedler Assistant Director	Frankfurt	Rome
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United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAP Pharmaceuticals, Inc.

Registration Statement on Form S-3 filed February 13, 2009

File No. 333-157339

Dear Mr. Riedler,

On behalf of MAP Pharmaceuticals, Inc. (“MAP” or the “Company”), we confirm receipt of the letter dated February 24, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 (the “Form S-3”). We are responding to the Staff’s comment on behalf of MAP, as set forth below. The Staff’s comment is set forth below in bold and corresponds to the Staff’s letter. MAP’s responses follow the Staff’s comment.

Simultaneously with the filing of this letter, MAP is filing Amendment No. 1 to Form S-3 (“Amendment No. 1”), which incorporates MAP’s responses to the Staff’s comment. Courtesy copies of this letter and Amendment No. 1, which is specifically marked to show changes made to the Form S-3, are being submitted to the Staff via Federal Express.

Where You Can Find More Information, page ii

1.	Please revise this section to specifically incorporate by reference the Form 8-K/A filed on December 30, 2008.

Please be advised that Amendment No. 1 updates the Form S-3 and incorporates by reference the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2008, recently filed with the Commission on March 12, 2009, as amended on Form 10-K/A filed with the Commission on April 9, 2009. As such, Item 12 of Form S-3 no longer requires the Company to specifically incorporate by reference the Form 8-K/A filed on December 30, 2008.

*    *    *

If the Staff has any additional questions or comments, please direct them to the undersigned at (650) 463-3078.

Very truly yours,

/s/ Gregory Chin

Gregory Chin

of Latham & Watkins LLP

cc:	Charlene Friedman, Esq., MAP Pharmaceuticals, Inc.
Patrick Pohlen, Latham & Watkins LLP